SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L302
 (CUSIP Number)

July 2, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 154,805
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 154,805
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,805 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (Based on 1,558,887 outstanding as of July 2, 2015, giving effect to the conversion of 1,500 shares of Series H Preferred Stock into 150,000 shares of common stock of the Reporting Person)

12		TYPE OF REPORTING PERSON IN

(1)
Includes 150,000 shares of the Issuer’s common stock and 4,805 shares of the Issuer’s common stock underlying 48 shares of Series H Preferred Stock. Excludes 28,995 shares of common stock due to a blocker preventing conversion of the 290 Series H Preferred Stock in excess of 9.9% of the total number of outstanding of the Issuer’s common stock.

Item 1.

(a)	Name of Issuer: WPCS International Incorporated

(b)	Address of Issuer’s Principal Executive Offices: One east Uwchlan Avenue, Suite 301, Exton, PA 19341

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Barry Honig (“Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence: 555 South Federal Highway #450, Boca Raton, FL 33432

(c)	Citizenship: United States of America/Florida

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 92931L302

Item 3.
Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 154,805 (1)

(b)
 Percent of class: 9.99% (Based on 1,558,887 outstanding as of July 2, 2015, giving effect to the conversion of 1,500 shares of Series H Preferred Stock into 150,000 shares of common stock of the Reporting Person)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 154,805 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 154,805 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)
Includes 150,000 shares of the Issuer’s common stock and 4,805 shares of the Issuer’s common stock underlying 48 shares of Series H Preferred Stock. Excludes 28,995 shares of common stock due to a blocker preventing conversion of the 290 Series H Preferred Stock in excess of 9.9% of the total number of outstanding of the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015

/s/ Barry Honig
Barry Honig